Excerpt from Definitive Proxy Statement of TD Banknorth Inc. dated March 30, 2006
Attached is an excerpt from the Definitive Proxy Statement of TD Banknorth Inc. filed with the United States Securities and Exchange Commission on Form DEF 14A on March 30, 2006.
The excerpt relates to pension and employment arrangements as they apply to Mr. William J. Ryan, Group Head, U.S. Personal and Commercial Banking and Vice Chair of The Toronto-Dominion Bank, and Chairman and Chief Executive Officer of TD Banknorth Inc., and is incorporated by reference into the Management Proxy Circular of The Toronto-Dominion Bank dated as of January 25, 2007.

Pension Plan
     The following table sets forth the estimated benefits payable under our qualified defined benefit retirement plan for all eligible employees. This benefit and a supplemental benefit (for those executive officers covered under a supplemental retirement plan or agreement, as described below) provide a competitive total pension benefit plan. Compensation in the following table is limited to the ceiling of $220,000 for 2006 as provided under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Career Average	10 Years	15 Years	20 Years	25 Years	30 Years
Compensation	of Service	of Service	of Service	of Service	of Service
$150,000	$28,919	$43,378	$57,837	$72,297	$86,756
175,000	34,294	51,440	68,587	85,734	102,881
200,000	39,669	59,503	79,337	99,172	119,006
225,000	43,969	65,953	87,937	109,922	131,906
250,000	43,969	65,953	87,937	109,922	131,906

(1)	Benefit formula is 1.5% of career average earnings plus 0.65% of career average earnings above covered compensation. For 2006, year of retirement covered compensation equals $51,252.

(2)	Career average salary is limited to $220,000 in 2006.

(3)	Maximum benefits under the plan are as indicated. Maximum allowable annual benefit under the Internal Revenue Code for 2006 is $175,000.
     The maximum annual compensation which may be taken into account under qualified plans is indexed for inflation after 2004.
     At December 31, 2005, Messrs. Ryan, • , • and • and Ms. • had 16, • , •, • and • years of credited service under our defined benefit pension plan, respectively.

     TD Banknorth and each of Messrs. Ryan and • have entered into supplemental retirement agreements (“SERPs”) which provide for a cumulative retirement benefit (together with qualified plan benefits and other integrated benefits, as set forth below) equal to 65% of each such executive’s respective compensation for the highest five consecutive of the last ten years of the executive’s employment. These agreements are substantially the same, except that Mr. Ryan’s SERP provides for an additional 5.5 years of credited service. Compensation includes annual salary and bonuses, but excludes amounts paid pursuant to any stock option, stock appreciation right or other long-term compensation plans of TD Banknorth. We do not believe that the covered compensation for this purpose differs substantially (by more than 10%) from the salary and bonuses set forth in the Summary Compensation Table set forth above. The benefits under the SERPs for covered executives generally are integrated with, and thus reduced by: (i) 50% of the officer’s primary Social Security benefit estimated at the normal retirement age of 65; (ii) the annual amount of benefits payable to the officer at age 65 on a life annuity basis from the qualified defined benefit retirement plan maintained by TD Banknorth; (iii) the annual amount of benefits payable on the same basis of that portion of the account balances attributable to contributions by TD Banknorth to any and all qualified defined contribution retirement plans maintained by TD Banknorth; and (iv) the annual amounts of benefits payable on the same basis attributable to contributions by TD Banknorth to any other qualified or non-qualified retirement plans or agreements maintained or entered into by TD Banknorth. Each of the SERPs provides for a reduction in the benefit to be provided if the executive does not complete 25 years of service with TD Banknorth or any of its subsidiaries. The SERPs with Messrs. Ryan and • provide that their supplemental retirement benefits shall be equal to the greater of the benefits under their respective SERP and the benefits which would be available under the supplemental retirement plan for certain other executive officers of TD Banknorth described below.
     At December 31, 2005 the expected annual benefits under the SERPs with Messrs. Ryan and • were $665,000 and $ • , respectively, assuming they remain employed by us through age 65 with level future salaries and an 8% return on defined contribution investment accounts. These figures are based on three and • years until retirement for Messrs. Ryan and • , respectively, and do not reflect the impact of the SERP enhancements below.
     TD Banknorth also has adopted a supplemental retirement plan that covers Messrs. • and • and Ms. • and certain other executive officers of TD Banknorth and TD Banknorth, N.A. The plan provides that each executive shall receive a supplemental pension benefit upon retirement equal to the amount necessary to provide the executive with the normal benefits payable under TD Banknorth’s defined benefit pension plan without regard to the current plan compensation limitation under Section 401 of the Internal Revenue Code or the limitations contained in Section 415 of the Internal Revenue Code. At December 31, 2005, the expected annual benefits for Messrs. • and • and Ms. • were $ •, $ • and $ •, respectively, assuming they remain employed by us through age 65 with level future salaries and an 8% return on defined contribution investment accounts. These figures are based on • years, • years and • years until retirement for Messrs. • and • and Ms. • , respectively, and do not reflect the impact of the SERP enhancements below.
     Pursuant to the agreements discussed under “— Employment and Retention Agreements” below, certain executives of TD Banknorth will be entitled to receive various enhancements to their SERPs on the third anniversary of the completion of the acquisition or the earlier termination of their employment due to death, disability, involuntary termination other than for cause or voluntary termination by the executive for good reason. These enhancements will be forfeited if the executive voluntarily terminates his or her employment with us prior to that time. The SERP enhancements generally consist of (1) crediting the executive with an additional 36 months of age and service for all purposes under the SERP, including benefit accrual, (2) disregarding any SERP provisions that prohibit the accrual of additional benefits after the executive has been credited with more than a stated number of years of service and (3) treating the executive as immediately eligible for any early retirement benefit without being subject to reduction for early commencement of payment. In the event that Messrs. Ryan, • , • and • and Ms. • remained employed by us through age 65, the effect of the above enhancements will be to increase the expected annual benefits under their SERP agreements and supplemental retirement plan set forth above for Messrs. Ryan, • , • and • and Ms. • to $950,000, $ •, $ •, $ • and $ •, respectively, assuming level future salaries and 8% return on defined contribution investment amounts. Pursuant to amendments to their retention agreements on January 31, 2006, Messrs. • and • received the value of their SERP enhancements in lump sum cash payments of $ • and $ • , respectively.
Employment and Retention Agreements
     TD Banknorth is a party to employment agreements with each of Messrs. Ryan and • and retention agreements with each of Messrs. • and • and Ms. •, as well as with each of Messrs. • , • , • and Ms. • and certain other officers. These agreements were entered into in connection with the negotiation of the terms of the acquisition of a majority interest in us by The Toronto-Dominion Bank in order to increase the likelihood that these persons would remain in our employ following completion of this transaction. Upon completion of the acquisition, these agreements became effective and superseded the then-existing severance agreements between Banknorth Group, Inc. and these officers.
     The employment agreement among TD Banknorth, The Toronto-Dominion Bank and Mr. Ryan provides that during the five-year period following the completion of the acquisition, Mr. Ryan will be employed as Chairman, President and Chief Executive Officer of TD Banknorth and will serve as a director and Vice Chairman of The Toronto-Dominion Bank. The employment agreement between TD Banknorth and Mr. • provides that during the four-year period following the completion of the acquisition, Mr. • will be employed as Senior Executive Vice President and Chief Operating Officer of TD Banknorth. The retention agreements between TD Banknorth and each of the other seven TD Banknorth executives, including Messrs. • and • and Ms. • , provide that during the three-year period following the completion of the acquisition each executive will serve in such positions as may be assigned by TD Banknorth consistent with the executive’s position prior to the acquisition.
     Each of the agreements provides that during the term of the agreement the executive will receive an annual base salary at least equal to his or her base salary in effect immediately prior to the completion of the acquisition, will have incentive compensation opportunities no less favorable than those available to the executive prior to the completion of the acquisition and will be entitled to participate in all employee benefit plans offered by TD Banknorth to its employees. Mr. Ryan’s employment agreement also provides for the purchase of a $5 million whole life insurance policy on his life. We funded this policy with the payment of a lump sum premium in the amount of $1.26 million in December 2004.
     Under the terms of the agreements, each executive agreed to waive existing rights to accelerated vesting of the options to acquire common stock held by him or her that would otherwise occur upon completion of the acquisition in accordance with the terms of the stock compensation plans under which such options were granted. Such options will vest immediately in the event that the executive’s employment is terminated following the acquisition due to death, disability, involuntary termination without cause, voluntary termination by the executive for good reason or retirement at or after age 65.
     Pursuant to each of the agreements, upon completion of the acquisition each executive was granted restricted stock units in common shares of The Toronto-Dominion Bank with a grant date value equal to $6 million in the case of Mr. Ryan, $ • million in the case of Mr. • and $ • million in the case of each of Messrs. • , •, • and • and Ms. • and Ms. •. These grants were made pursuant to a Performance Based Restricted Share Unit Plan adopted by us and a related participation agreement entered into by us and each participant under the plan. The restricted stock units will vest based on the executive’s continued employment through the third anniversary of the completion of the acquisition, subject to earlier vesting upon termination of employment due to death, disability, involuntary termination other than for “cause,” as defined in the agreements, or voluntary termination by the executive for “good reason,” as defined in the agreements. However, even if the restricted stock units vest prior to the third anniversary of the completion of the acquisition, payment of the awards will be delayed until that third anniversary and will be contingent upon the executive’s compliance with the non-

solicitation and non-competition provisions in the new agreements. The restricted stock units will be paid out in cash based on the closing price of a common share of The Toronto-Dominion Bank on the third anniversary of the completion of the acquisition (March 1, 2008), unless the executive elects to defer the cash payment under the terms of a deferred compensation plan maintained by TD Banknorth. The number of restricted stock units that will be paid out in cash will be adjusted up or down, but not by more than 20%, to reflect the performance of TD Banknorth against an annual growth in operating earnings per share target established each year by the Human Resources and Compensation Committee of the Board of Directors of TD Banknorth, provided that such operating earnings per share target may not increase by more than 10% annually. Pursuant to the Restricted Share Unit Plan and related participation agreements, the operating earnings per share target and performance result will, in the discretion of the Human Resources and Compensation Committee, take into account adjustments for items like changes in accounting methodologies, merger and consolidation charges related to the acquisition and acquisitions by us, extraordinary items and cost and revenue synergies between TD Banknorth and The Toronto-Dominion Bank as determined by the Human Resources and Compensation Committee.
     In consideration for the executive officers’ continued employment through the third anniversary of the acquisition and his or her agreement to comply with the non-solicitation and non-compete provisions in the new agreement, each executive who is party to an employment or retention agreement will become entitled to receive a non-competition and retention amount on the third anniversary of the completion of the acquisition, subject to earlier payment upon termination of employment due to death, disability, involuntary termination other than for cause or voluntary termination by the executive for good reason. The non-competition and retention amount consists of a lump sum cash payment, as well as various enhancements to the executive’s existing SERP or supplemental retirement plan, as discussed under “— Pension Plan” above. The lump sum cash payments equal $6,081,925 for Mr. Ryan, $ • for Mr. •, $ • for Mr. •, $ • for Mr. • and $ • for Ms. •.
     If, during the term of the new agreement, the executive’s employment is involuntarily terminated without cause, or the executive terminates his or her employment for good reason, the executive will be entitled to receive the following:
•	accrued benefits through the date of termination,

•	the non-competition and retention payment and SERP enhancements discussed above,

•	a prorated bonus for the year of termination based on the executive’s average annual bonuses for the prior three years (which we refer to herein as the prorated bonus),

•	continued welfare benefits coverage at TD Banknorth’s expense until the earlier of 36 months or the date the executive commences new employment with comparable benefits or, under certain circumstances where it is not possible to provide continued coverage, a lump sum cash amount equal to twice the aggregate allocable cost of such coverage, and

•	accelerated vesting of (1) all unvested stock options granted prior to the acquisition, (2) any grants of equity-based compensation awards from The Toronto-Dominion Bank or TD Banknorth after the acquisition if the termination of employment occurs after a subsequent change in control of either The Toronto-Dominion Bank or TD Banknorth and (3) the restricted stock units granted upon completion of the acquisition (without regard to the performance conditions) although such units will not be payable until the third anniversary of the completion of the acquisition and will be forfeited if the executive fails to comply with the non-solicitation and non-compete provisions of the new agreement.

     In addition, upon a qualifying termination of Messrs. Ryan’s or •’s employment, the executive will be entitled to receive a lump sum severance amount equal to the product of:
(1)	the sum of
•	his annual base salary,

•	his average annual bonus for the last three years,

•	the maximum employer matching contributions (other than employee contributions) that would have been credited to his account under TD Banknorth’s 401(k) plan for the year of termination, and

•	the total value of all other contributions and forfeitures allocated to his 401(k) account for the plan year ending immediately prior to either the completion of the acquisition or the termination of his employment, whichever year would produce the greater value;
multiplied by
(2)	the lesser of three or the number of years and portions of a year remaining until, in the case of Mr. Ryan, the fifth anniversary of the completion of the acquisition and, in the case of Mr. • , the fourth anniversary of the completion of the acquisition, but not less than one and a half years (if his termination occurs prior to a change in control of either The Toronto-Dominion Bank or TD Banknorth) or two years (if his termination occurs after a subsequent change in control of either The Toronto-Dominion Bank or TD Banknorth).
     In addition, each of the executives (other than Messrs. Ryan and •) will be entitled to two years of salary continuation upon a termination of employment following the third anniversary of the completion of the acquisition, either by TD Banknorth without cause or by the executive for good reason.
     In the event of a termination of employment due to death or disability (or, in the case of Messrs. Ryan and • , retirement at or after age 65), the executive will receive the accrued benefits, prorated bonus, the non-competition and retention payment and accelerated vesting of the unvested stock options granted prior to the acquisition and the restricted stock units granted upon completion of the acquisition. If the executive ceases to be employed for any reason at or following the end of the term of the agreement other than a termination for cause, the executive will be entitled to continued welfare benefits coverage at the expense of TD Banknorth until the earlier of 36 months or the date the executive commences new employment with comparable benefits.
     During and after the term of each applicable agreement, the executives will not disclose confidential information of TD Banknorth. During the term of each applicable agreement and for a period of three years following the date the executive ceases to be employed by TD Banknorth, the executive may not hire or solicit any employees or consultants of TD Banknorth and may not solicit certain clients of TD Banknorth or compete with TD Banknorth.
     If any amounts or benefits received under the new agreements or otherwise are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executive to the after-tax position that he or she would have been in if the excise tax had not been imposed, provided that such excess parachute payments exceed 105% of three times the executive’s “base amount,” as defined in Section 280G of the Internal Revenue Code. In the event this 105% threshold is not met, the excess parachute payments will be reduced so that they do not exceed three times the executive’s base amount.